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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1790 Bonanza Drive, Suite 201
(No. and Street)

Park City	UT	84060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull, Principal Financial Officer, (844) 877-4153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant (Independent Registered Public Accounting Firm)
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin K. Hull _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PREP Securities, LLC _____ , as

of December 31 _____ , 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Notary Certificate attached/affixed pursuant AH
   ☐ CA Civil Code § 1189
   ☒ CA Government Code § 8202

_____
        Signature

_____
     Principal Financial Officer
            Title

_____
    Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 13th day of February, 2020, by Kevin K. Hull,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AIDAN ANDRADE
COMM. #2246997
NOTARY PUBLIC ● CALIFORNIA
Orange County
Commission Expires June 21, 2022

(Seal) Signature

PREP Securities, LLC

Financial Statement

December 31, 2019



SCHNEIDER DOWNS
Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Prep Securities, LLC Park City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prep Securities, LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 20, 2020

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

PREP Securities, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 259,671
Accounts receivable	9,580
Prepaid expenses	27,257
Total Assets	$ 296,508

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 28,148
Total Liabilities	28,148
Member's Equity	
Capital	$ 810,588
Accumulated Deficit	(542,228)
Total Member's Equity	268,360
Total Liabilities and Member's Equity	$ 296,508

The accompanying notes are an integral part of these financial statements.

PREP Securities, LLC

Notes to Financial Statements
December 31, 2019

1. Organization and Business

PREP Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of PREP Securities Holdings LLC (the "Parent") and an affiliate of PREP Property Group. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing the regulatory infrastructure to facilitate the distribution of securities products sponsored by its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The Company receives its principal revenues in a transaction commission model. If a transaction occurs on which the Company is entitled to a commission, the revenue is recognized. Such commission is completely earned when the transaction occurs. No revenue or entitlement is generated if a transaction does not occur. Revenues are recorded as earned when the terms of the agreement are fulfilled. Fees are based on the terms of the applicable agreement.

The Company receives sales commissions from securities issuers that are passed through to members of the Company's selling group that engage in retail sales. Such commissions and offsetting payments are netted and not reflected in the Company's Statement of Operations. In 2019, the amount of such commissions and payments was $616,384.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Transactions with Related Parties**

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements will be dependent on its access to funding, including capital infusions, from its parent company or affiliates.

The Company maintains an expense sharing agreement ("ESA") with the its Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent or the affiliate for these shared costs described in the ESA. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

An affiliate of the Company serves as paymaster for employees of the Company. The Company reimburses the affiliate for such payments along with reimbursements for other various expenses outside of the ESA. At December 31, 2019 the Company owed the affiliate $24,946, which is included as a liability in the accompanying statement of financial condition.

Certain registered representatives of the Company are paid sales commissions on securities transactions where the Company does not receive a dealer manager fee. An affiliate of the Company that provides advisory services to the securities issuer has agreed to reimburse the Company for such payments. At December 31, 2019, the Company had a receivable of $6,816 from its affiliate for such reimbursement.

4.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $231,523, which exceeded the required net capital by $226,523 and the Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

5.   **Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.